SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

MATRIXX INITIATIVES, INC.
(Name of Subject Company)
MATRIXX INITIATIVES, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
57685L105
(CUSIP Number of Class of Securities)

Samuel C. Cowley
Executive Vice President, General Counsel and Secretary
Matrixx Initiatives, Inc.
8515 E. Anderson Drive
Scottsdale, Arizona 85255
(602) 385-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Matthew P. Feeney	Stephen M. Kotran
Snell & Wilmer L.L.P	Sullivan & Cromwell LLP
One Arizona Center	125 Broad Street
400 E. Van Buren Street	New York, New York 10004-2498
Phoenix, Arizona 85004-2202	(212) 558-4000
(602) 382-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction
This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Matrixx Initiatives, Inc., a Delaware corporation (the “Company”), on December 22, 2010. The Schedule relates to the tender offer by Wonder Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended on December 14, 2010 and further amended on January 11, 2011, between the Company and Registrar and Transfer Company (the shares of the common stock of the Company, together with the associated rights, collectively referred to as the “Shares”), at a price of $8.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase, dated December 22, 2010, and in the related letter of transmittal, dated December 22, 2010, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 22, 2010.
Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.
ITEM 8. ADDITIONAL INFORMATION
     Item 8 of the Schedule is hereby amended and supplemented by adding the following immediately before the section titled “Forward-Looking Statements”:
“Extension of Offer Period
On January 19, 2011, H.I.G. issued a press release announcing that, in accordance with the terms of the Merger Agreement and with the consent of the Company, Purchaser has extended the Offer until 5:00 p.m., New York City time, on Monday, January 31, 2011, unless further extended. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on Monday, January 24, 2011. In order to reflect the extension of the Offer, all references in this Schedule, including the Information Statement attached as Annex I, to “11:59 p.m., New York City time, on January 24, 2011,” as the date and time the Offer expires, are hereby replaced, as appropriate, with “5:00 p.m., New York City time, on January 31, 2011.” The full text of the press release issued by H.I.G. on January 19, 2011 announcing the extension of the Offer is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.”
ITEM 9. EXHIBITS
Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:
“(a)(14)	Press Release issued by H.I.G. Capital, LLC on January 19, 2011 (incorporated by reference to Exhibit (a)(1)(I) of Amendment No. 4 to the Schedule TO filed by Parent and Purchaser on January 19, 2011).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2011	MATRIXX INITIATIVES, INC
/s/ William Hemelt
William Hemelt
President and Chief Executive Officer